

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

<u>Via E-mail</u>

Melvin L. Williams
Chief Financial Officer
Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy. #120
Henderson, NV 89052

      **Re:    Searchlight Minerals Corp.**
             **Form 10-K for the Fiscal Year ended December 31, 2010**
             **Filed March 4, 2011**
             **File No. 000-30995**

Dear Mr. Williams:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Business, page 4

1.      We note your disclosure indicating that you have completed 75 bench-scale (6-liter autoclave) tests which have been shown to be successful in leaching gold into solution from your slag material. Please forward to our engineer, as supplemental information and not as part of your filing, the technical documentation pertaining to your autoclave bench scale tests, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of

Regulation 12B.  If possible please provide this information on a CD, formatted as Adobe PDF files.  Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves.

If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B.  If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

2.      We note your statement that bench testing by your consultants indicates that autoclaving can provide gold recoveries of up to 0.5 ounces per ton.  Please disclose your recoveries as a percentage, or provide the head grade, tailings grade, and recovery grade.  Submit a schedule showing details and results of all the autoclave test work you have performed.

Financial Statements

Audit Report, page F-1

3.      We note that while you have two audit reports covering different periods within your cumulative financial data neither expresses audit coverage for the cumulative amounts presented within your filing.  If your current auditor intends to place reliance on the prior auditor in rendering an opinion on your cumulative information, their audit report would need to be corrected to indicate such reliance.  Tell us if you obtained a reissuance of the opinion from your prior auditor in advance of filing your report.

Note 3 – Clarkdale Slag Project, page F-18

4.      We note your disclosure explaining that while difficulties encountered in your start-up of the production module indicate you will not be able to process 100 to 250 tons per day, as originally planned, you "anticipate the continued use of the facility for analytical purposes," and believe that "the plant site in Clarkdale remains a valuable resource for the technical team."  Your disclosure on pages 3 and 4 also indicates that your actual results are unfavorable compared to those achieved in your pilot program.

We note that a total of $8.2 million is assigned to the demo module building, site improvements, and site equipment within your PP&E balance, separate from the $130 million allocated to the Clarkdale Slag Project.  Tell us the assumptions that you have made in conducting your impairment testing as of December 31, 2010 and determining that the amounts ascribed to the assets related to the Clarkdale Slag Project were not impaired, considering your realization in 2009 and early 2010 that your initial mechanical and chemical liberation approaches would not work as previously thought.

Note 8 – Stockholders Equity, page F-25

5.      We understand from your disclosures that you have revised the terms of outstanding
        warrants on multiple occasions.  We ordinarily expect an accounting for the value of such
        changes except when these are made pursuant to the original terms.

        Please submit a schedule listing all term revisions including the number of warrants
        impacted, the dates of issue and revision, original and revised exercise prices, exercise
        periods, and any other important provisions governing the changes.  Also explain why
        you revised the terms of these instruments in each instance.

        Tell us why you have not recognized an expense for the value of changes, as applicable,
        and explain how you determined that derivative accounting was not required pursuant to
        the guidance in FASB ASC 815-40, including Examples 9 and 17 discussed in FASB
        ASC 815-40-55-33 and 34; also FASB ASC 815-40-55-42 and 43.

Note 12 – Income Taxes, page F-45

6.      Tell us how you determined that a valuation allowance for your net operating loss carry-
        forward, as contemplated by FASB ASC 740-10-55-7 through 55-9, was not required
        given your lack of revenue to-date and your inability to have developed a working flow
        sheet.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •    staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •    the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc:    Mr. Jeffrey Berg